CARS.COM INC.

INSIDER TRADING POLICY

Introduction

If you are an employee or a member of the Board of Directors of Cars.com Inc. d/b/a Cars Commerce or its subsidiaries (collectively, “Cars Commerce”), you may from time to time come into possession of material, non-public information relating to Cars Commerce. Federal securities laws prohibit “insiders” like you from buying or selling Cars Commerce securities while in possession of such information, and you may not otherwise use such information for your own advantage or the advantage of others. We have adopted this Insider Trading Policy (this “Policy”) to avoid even the appearance of impropriety.

The consequences of insider trading violations can be staggering. If you trade on material, non- public information or tip such information to others, you can face civil penalties of up to three times the profit gained or loss avoided, criminal penalties (no matter how small the profit) of up to $5 million and a jail term of up to 20 years. If Cars Commerce failed to take appropriate steps to prevent an insider trading violation from occurring, we could face civil penalties of $1 million or three times the profit gained, or loss avoided as well as criminal penalties (no matter how small the individual’s profit) of up to $25 million.

Employees who violate this Policy may also be subject to disciplinary action by Cars Commerce, including termination of employment for cause.

The Policy

If you, as an employee or director of Cars Commerce, have material, non-public information (“inside information”) relating to Cars Commerce, you may not trade (buy or sell) Cars Commerce securities, or engage in any other action to take advantage of that information or to pass it on to others. It does not matter if you have a very important personal or business reason to trade, such as the need to raise money for an emergency medical procedure. The securities laws do not allow for any such exceptions, and neither does this Policy.

The restrictions set forth in this Policy apply to your family members and persons living in your household. In addition, these restrictions continue to apply even after you are no longer an employee or director of Cars Commerce, if you still possess inside information.

Certain people are subject to additional restrictions. Some employees and all directors are included on a “Restricted Trading Group List,” and may not trade during a “Blackout Period” but only during certain “open window” periods (and even then, only if they are not then in possession of inside information). A smaller group of people composed of directors and certain officers of Cars Commerce cannot trade at all, even during open window periods, without clearing the trade in advance with the Chief Legal Officer. Schedule A provides more information about these restrictions.

EXCLUSIONS

The restrictions set forth in this Policy do not apply to the following:

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sales or purchases of Cars Commerce securities to or from Cars Commerce;
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bona fide gifts of securities;
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transactions made pursuant to a Rule 10b5-1 Plan (as discussed below) entered into in accordance with this Policy; and
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the exercise of stock options or other equity awards, the vesting of equity awards, or the surrender of Cars Commerce securities to Cars Commerce in payment of an exercise price or in satisfaction of any tax withholding if in each case no sale of securities is involved. (Note that the “cashless” exercise of stock options through a broker is not excluded from these restrictions).

DEFINITIONS

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Material. Information is generally considered to be material if an investor would consider it important in making the decision to buy, hold or sell securities. As a rule of thumb, information is material if it could affect the price of a security. Examples of material information might include things like the following:
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projections of financial results or significant financial and operational developments during a current or recently completed quarter
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news of a pending or proposed merger, acquisition, tender offer or sale of significant assets or a subsidiary

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the declaration of a stock split or the offering of additional securities
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changes in senior management
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significant new products or services
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impending financial problems
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the gain or loss of a very important customer or supplier
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Non-Public. Information is generally considered to be non-public until it has been distributed to the investing public (such as through a press release) and investors have been given time to absorb the information. We consider information to be non-public until the close of business on the first trading day after the information was publicly disclosed.
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Securities. Securities includes all forms of securities, such as common stock, preferred stock, stock options, bonds, convertible securities and derivative securities.

When in doubt whether information is “material” or “non-public,” presume that it is material, non- When in doubt whether information is “material” or “non-public,” presume that it is material, non- public information. Please make sure to contact the Chief Legal Officer before disclosing such information or trading in or recommending Cars Commerce securities.

RULE 10b5-1 PLANS

The restrictions set forth in this Policy do not apply to transactions made in accordance with a so- called Rule 10b5-1 Plan. There are a number of specific requirements for these plans, which are set out in Rule 10b5-1 under the Securities Exchange Act. In general, a Rule 10b5-1 Plan must:

1.
not be entered into, amended, or canceled during a Blackout Period or at any other time when the participant has material, non-public information;
2.
give a third party the discretionary authority to execute transactions, or otherwise explicitly specify the transactions to occur thereunder, such that the participant has no influence over such transactions; and

3.
be reviewed and approved by the Chief Legal Officer at least 30 days in advance of any transactions under the plan (and any amendments must be approved at least 30 days in advance of any subsequent transactions).

HEDGING AND OTHER PROHIBITED TRANSACTIONS

You and your family members may not, directly or indirectly, trade in puts or calls, options, warrants or similar instruments relating to Cars Commerce securities or sell such securities “short” (i.e., selling stock that is not owned and borrowing the shares to make delivery), “day trade” or otherwise hedge Cars Commerce securities. These restrictions are also applicable to hedging transactions through the purchase of financial instruments, such as prepaid variable forward contracts, equity swaps, collars and exchange funds, trading on margin or in margin-related derivatives, or any financial instruments or derivatives or entering into any contracts, warrants or the like for the purpose of hedging price movements in Cars Commerce securities. Additionally, if you are a director or an executive officer of Cars Commerce you may not, directly or indirectly, pledge Cars Commerce securities as collateral on any debt instrument.

QUESTIONS

If you have any question about the appropriateness of a particular transaction under this Policy, or any other questions regarding this Policy, contact the Chief Legal Officer. Remember, however, that the ultimate responsibility for complying with this Policy and avoiding improper transactions rests with you. It is therefore imperative that you use your best judgment.

Effective Date: August 11, 2017

Revised Date: October 1, 2023

Policy Contact: Legal Department

Applies to: Cars.com Inc. and its subsidiaries

SCHEDULE A

“Restricted Trading Group” List

The Chief Legal Officer maintains a Restricted Trading Group list. If you are included on that list, you may not trade (buy or sell) securities, or enter into, amend or terminate a 10b5-1 Plan, during a Blackout Period. The Chief Legal Officer will advise you in writing if you are on the Restricted Trading Group list and will remind you periodically when Blackout Periods begin and end.

“Blackout Period”

Normally, Blackout Periods will apply to all members of the Restricted Trading Group from approximately the fifteenth day of the third month of each fiscal quarter and will last until the close of trading on the first trading day following Cars Commerce’s issuance of its earnings announcement for that quarter (at which point the “window is open”). The Chief Legal Officer may make the Blackout Periods longer or shorter, and may establish additional Blackout Periods for other people, or for one or more subsets of the Restricted Trading Group, as appropriate. The Chief Legal Officer has the authority to grant waivers of the prohibition on trading during a Blackout Period to individuals who request it, for hardship or other reasons.

Even when no Blackout Period is in effect, members of the Restricted Trading Group remain subject to the general prohibition on trading in securities while in the possession of material, non- public information.

Pre-Clearance

The following individuals (and family members living with them) may not trade in Cars Commerce securities, even when the window is open, without first obtaining approval from the Chief Legal Officer:

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Each director of Cars Commerce;
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Each Executive Officer and Section 16 Officer (as designated by the Board of Directors) of Cars Commerce;
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Each member of the Cars Commerce Executive Team; and
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Other people as the Chief Legal Officer may designate from time to time.

The request must include: (i) the identity of the person proposing the transaction; (ii) the date and type of the proposed transaction; (iii) the number of securities involved in the proposed transaction; (iv) confirmation that the person proposing the transaction does not have material, non-public information; and (v) such other information as the Chief Legal Officer may request.

The Chief Legal Officer has no obligation to approve a transaction submitted for pre-clearance. If the Chief Legal Officer does grant pre-clearance, the transaction must ordinarily be completed within two trading days following the date on which pre-clearance is granted, and confirmation of the completed transaction must be delivered to the Chief Legal Officer. If the transaction is not completed within that period, pre-clearance of the transaction must be re-requested. These pre- clearance procedures do not apply to transactions made pursuant to a Rule 10b5-1 Plan entered into in accordance with this Policy.